THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3108

RECEIVED

2004 OCT 19 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 14, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04045584

SUPPL

Dear Sirs,

Sub. : Secretarial Audit Report

Pursuant to SEBI circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 and MRD/All SE/15489/2003 dated 14th August, 2003 in respect of Secretarial Audit, we send herewith copies of Secretarial Audit Reports for each ISIN of the Company received from N.V. Kathiria & Associates, Company Secretaries, Ahmedabad for the quarter ended on 30th September, 2004.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

Company Secretary

Encl: As above.

dw 10/20

Arvind

N.V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9
Phone (O) 26563106 (R) 2685574[illegible]
E-mail : nvkathirja@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on	:	30.09.2004
2. ISIN	:	INE034A01011
3. Face Value	:	Rs.10/-
4. Name of the Company	:	**ARVIND MILLS LIMITED**
5. Registered Office Address	:	Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address	:	Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos.	:	Phone: 079-22203030 Fax : 079-22201396
8. Email address	:	rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :		1.The Stock Exchange - Ahmedabad 2.The Stock Exchange – Mumbai 3.The Calcutta Stock Exchange Association Ltd. 4.National Stock Exchange of India Ltd. 5.The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	195369786*	100.00
11. Listed Capital (Exchange-wise) :		
1.The Stock Exchange – Ahmedabad	195369786	100.00
2. The Stock Exchange – Mumbai	195369786	100.00
3. The Calcutta Stock Exchange Association Ltd.	195369786	100.00
4. National Stock Exchange of India Ltd.	195369786	100.00
12. Held in dematerialized form in CDSL	3555368	1.82
13. Held in dematerialized form in NSDL	184178813	94.27
14. Physical	7635605	3.91
15. Total No. of shares (12+13+14)	195369786	

N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

16. Reasons for difference if any, between (10&11), (10&15), (11&15) : N.A.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	2226	----	The Stock Exchanges . Ahmedabad, Mumbai, Calcutta, and National Stock Exchange.	YES	YES	---

18. Register of Members is updated (Yes/ No) — YES
If not, updated up to which date — ---N.A.---

19. Reference of previous quarter with regards to excess dematerialized shares, if any. — ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? — ---N.A.---

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :			---N.A.---
CDSL	NIL	NIL	
NSDL	NIL	NIL	
Pending for more than 21 days :			---N.A.---
CDSL	NIL	NIL	
NSDL	NIL	NIL	

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri R. V. Bhimani Phone: 079-22200206, Fax : 079-22201608
23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor	N. V. Kathiria & Associates, Company Secretaries. 219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009. (O) 079 - 2656 3106 [COP : 3278] (O) 079 - 5561 0065
24. Appointment of common agency for Share registry work. If yes (name & Address)	Pinnacle Shares Registry Pvt. Ltd. Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE.: ---NO---

Note: *The total issued capital of the Company is 195378441 shares out of these 195369786 shares are under ISIN INE 034A01011 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

N. V. KATHIRIA & ASSOCIATES * COMPANY SECRETARIES
C.P. No. 3278
Ahmedabad

DATE : 12.10.2004
PLACE:AHMEDABAD

N. V. KATHIRIA
PROPRIETOR

N.V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on : 30.09.2004
2. ISIN : IN9034A01019
3. Face Value : Rs.10/-
4. Name of the Company : **ARVIND MILLS LIMITED**
5. Registered Office Address : Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address : Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos. : Phone: 079-22203030
   Fax : 079-22201396
8. Email address : rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :
   1. The Stock Exchange - Ahmedabad
   2. The Stock Exchange – Mumbai
   3. The Calcutta Stock Exchange Association Ltd.
   4. National Stock Exchange of India Ltd.
   5. The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	8655*	100

11. Listed Capital (Exchange-wise) :

	Number of shares	% of Total Issued Cap.
1. The Stock Exchange - Ahmedabad	8655	100
2. The Stock Exchange – Mumbai	8655	100
3. The Calcutta Stock Exchange Association Ltd.	8655	100
4. National Stock Exchange of India Ltd.	8655	100

12. Held in dematerialized form in CDSL	---	---
13. Held in dematerialized form in NSDL	5329	61.57
14. Physical	3326	38.43

15. Total No. of shares (12+13+14)	8655

H. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

16. Reasons for difference if any, between (10&11), (10&15), (11&15) — ---NIL---

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	2226	---	The Stock Exchanges Ahmedabad, Mumbai, Calcutta, and NSE.	YES	YES	---

18. Register of Members is updated (Yes/ No) — YES
If not, updated up to which date — ---N.A.---

19. Reference of previous quarter with regards to excess dematerialized shares, if any. — ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? — ---N.A.---

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :	NIL	NIL	N.A
Pending for more than 21 days :	NIL	NIL	N.A.

M. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri R. V. Bhimani Phone: 079-22200206, Fax : 079-22201608
23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor	N. V. Kathiria & Associates, Company Secretaries. 219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009. (O) 079 - 2656 3106 [COP : 3278] (O) 079 - 5561 0065
24. Appointment of common agency for Share registry work. If yes (name & address)	Pinnacle Shares Registry Pvt. Ltd. Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE. ---NO---

Note: *The total issued capital of the Company is 195378441 out of these 8655 shares are under ISIN IN9034A01019 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES,
COMPANY SECRETARIES,

N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

N. V. KATHIRIA
PROPRIETOR

DATE : 12.10.2004
PLACE:AHMEDABAD